UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	⌧ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	September 30, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

VWF Bancorp, Inc.
Full Name of Registrant

Former Name if Applicable

976 S. Shannon St.
Address of Principal Executive Office (Street and Number)

Van Wert, Ohio 45891
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
⌧	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CEN, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has not been able to compile the requisite financial data and other narrative necessary to enable it to have sufficient time to complete the Form 10-Q by November 14, 2023, the required filing date, without unreasonable effort and expense. The Company anticipates it will file its Quarterly report on Form 10-Q no later than the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Richard W. Brackin	419	238-9662
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			⌧ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			⌧ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the Company’s estimates, it expects to report (i) an increase in total interest income to $2,080,745 for the three months ended September 30, 2023 compared to $1,021,171 for the three months ended September 30, 2022, (ii) an increase in interest expense to $996,314 for the three months ended September 30, 2023 compared to $71,213 for the three months ended September 30, 2022, (iii) an increase in total noninterest expense to $1,562,643 for the three months ended September 30, 2023 compared to $822,887 for the three months ended September 30, 2022. The increase in noninterest expense is related to increases in salaries and benefits expense as we continue to add employees in an effort to build out the necessary areas of the bank to support our overall goal of developing into a regional commercial bank, an increase in marketing and branding expense, and certain one-time expenses and (iv) an increase in net loss to $358,353 for the three months ended September 30, 2023 compared to net income of $154,777 for the three months ended September 30, 2022.

VWF Bancorp, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2023	By	/s/ Richard W. Brackin, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).